UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-32367

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bill Barrett Corporation Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bill Barrett Corporation

1099 18th Street, Suite 2300

Denver, Colorado 80202

Bill Barrett Corporation Retirement Savings Plan

Financial Statements as of December 31, 2006 and 2005, and for the Year Ended December 31, 2006, Supplemental Schedules as of December 31, 2006 and for the Years Ended December 31, 2006 and 2005, and Independent Auditors’ Report

BILL BARRETT CORPORATION RETIREMENT SAVINGS PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Bill Barrett Corporation Retirement Savings Plan

Denver, Colorado

We have audited the accompanying statements of net assets available for benefits of Bill Barrett Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 and the supplemental schedules of delinquent participant contributions for the years ended December 31, 2006 and 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Denver, Colorado
June 29, 2007

BILL BARRETT CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investments, at fair value
Participant-directed investments	$7,298,770	$4,886,966
Nonparticipant-directed investments—Bill Barrett Corporation stock	409,941	—
Loans to participants	122,397	45,856

Total investments	7,831,108	4,932,822

Receivables
Employer contributions	16,359	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$7,847,467	$4,932,822

See notes to financial statements.

BILL BARRETT CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Contributions
Participant contributions	$1,595,393
Employer contributions	1,030,518
Rollovers	233,916

Total contributions	2,859,827

Investment income
Net appreciation in fair value of investments	837,154
Interest	10,840

Net investment income	847,994

Total additions	3,707,821

DEDUCTIONS:
Benefits paid to participants	776,567
Administrative expenses	16,609

Total deductions	793,176

INCREASE IN NET ASSETS	2,914,645

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,932,822

End of year	$7,847,467

See notes to financial statements.

BILL BARRETT CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.	DESCRIPTION OF THE PLAN

The following description of the Bill Barrett Corporation Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document, effective December 1, 2002, and the amendments thereto, for more complete information.

General. The Plan is a defined contribution plan, sponsored by Bill Barrett Corporation (the “Company”) and subsidiaries. Employees, as defined by the Plan, are eligible upon reaching the age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Principal Life Insurance Company (“Principal”) is the custodian and recordkeeper.

Contribution. Participants may make contributions to the Plan in an amount up to the lesser of the limitation found in Section 402(g) of the Internal Revenue Code (“IRC”) of 1986, as amended, or 100% of their eligible compensation. The Company will make matching contributions, of up to 100% of participant contributions, not to exceed 6% of each participant’s eligible compensation. This matching contribution is made 50% in stock of the Company and 50% in cash. The Company may also elect to make a discretionary contribution at the end of the Plan year, to each eligible participant in proportion to his or her compensation as a percentage of the compensation of all eligible participants. No such additional discretionary contributions were made for the year ended December 31, 2006. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Rollover contributions are allowed into the Plan.

Eligible Compensation. In general, eligible compensation is total pay from the Company, including cash bonus payments. Stock-based compensation is not eligible compensation under the Plan.

Salary Deferral Changes. Participants may change and/or stop salary deferral contribution amounts at any time.

Participant Accounts. Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments. Participants direct the investment of their contributions into various investment options. The Company’s cash matching contributions are invested in the same manner as participant directed contributions, unless otherwise directed by the participants. The Company’s stock matching contributions are automatically invested in the Bill Barrett Corporation Company stock.

Vesting. Participants are 100% vested immediately in all contributions and employer matching contributions.

Participant Loans. Participants may borrow from their fund accounts, subject to approval by the Plan administrator. The minimum loan amount is $1,000 and the maximum is limited to the lesser of one-half of a participant’s account balance or $50,000, subject to additional limitations. A participant may have only one loan outstanding at any time. The loans are collateralized by the participant’s account balance and bear interest at prevailing market rates at the time funds are borrowed. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits. On termination of service due to death, disability or retirement, a participant is entitled to a lump-sum distribution. For termination of service due to other reasons, a participant may receive the value of his or her account as a lump-sum distribution.

Administrative Expenses. The Company pays a portion of the Plan administrative expenses in accordance with the Plan document. The remaining Plan expenses reduce the participants’ account balances.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties. The Plan provides for various investment options in any combination of stock, fixed income securities, mutual funds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition. The Plan’s investments are stated at fair value. The units of the pooled separate accounts are valued based upon the fair market value of the underlying assets. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005, are as follows:

	2006	2005
Principal Partner Small-Cap Value II Separate Account	$400,810	$292,915
Principal International Emerging Market Separate Account	580,899	345,594
Principal International Small Company Separate Account	612,638	342,522
Principal U.S. Property Separate Account	661,685	356,520
Principal Bond and Mortgage Separate Account	454,314	362,959
Principal Large Cap Stock Index Separate Account	503,810	330,282
Principal Mid-Cap Stock Index Separate Account	447,482	376,383
Russell Life Growth Separate Account	552,240	344,849
Russell Life Balance Separate Account	806,739	549,691
Russell Life Moderate Separate Account	*	285,585
Principal Money Market Separate Account	*	*
American Century Small-Cap Value Separate Account	*	*
Fidelity Advisor Equity Growth Separate Account	*	*
Bill Barrett Corporation Common Stock	409,941	—
* Represents less than 5% of the Plan’s net assets available for benefits

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Pooled separate accounts	$889,293
Bill Barrett Corporation common stock	(52,139)

Net appreciation in fair value of investments	$837,154

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2006 and 2005, and for the year ended December 31, 2006, is as follows:

	2006	2005
Net assets:
Bill Barrett Corporation common stock	$409,941	$—

Changes in net assets:
Net appreciation (depreciation) in fair value of investments	(52,139)
Employer contributions	499,032
Benefits paid to participants	(19,908)
Transfers to participant-directed investments	(17,044)

Net change	409,941
Bill Barrett Corporation common stock —beginning of year	—

Bill Barrett Corporation common stock —end of year	$409,941

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Principal. Principal received an opinion letter from the Internal Revenue Service (“IRS”) dated July 22, 2003, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. During the 2006 Plan Year, the Plan had several operational errors occur in the plan year. In order to prevent the Plan from incurring a qualification defect, the Plan’s sponsor will take the necessary corrective action in accordance with the acceptable correction methods of the Employee Plans Compliance Resolution System (“EPCRS”). The Plan Sponsor is in process of taking the necessary corrective steps. The Plan Sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has investment contracts with Principal. Principal maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. These investment contracts are reported at fair value to the Plan by Principal. Investments in guaranteed interest contracts (“GIC’s”) are not fully benefit responsive as a surrender charge may apply to transfers or withdrawals from those contracts prior to maturity and are also reported at fair value.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of a pooled separate account and GIC’s that are managed by Principal, which is also the custodian and trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each account.

At December 31, 2006 and 2005, the Plan held 15,066 and zero shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $462,079 and $0, respectively.

9.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION

As part of a Department of Labor (“DOL”) audit, it was determined that the Company remitted certain contributions during the period 2002 through 2006 later than required by the DOL totaling $1,437 (see Supplemental Schedule H, “Delinquent Participant Contributions for the Year Ended December 31, 2006” for further detail of contributions remitted late to the Plan). The Company is filing a Form 5330 with the IRS and is paying required excise tax on the transactions. In addition, participant accounts were credited on April 3, 2007 with the amount of investment income and lost opportunity costs associated with these contributions had the participant contributions been remitted on a timely basis.

Prior to the DOL audit, as mentioned above, the Company also remitted 2005 participant contributions in the total amount of $294 to the trustee on July 5, 2006 and September 13, 2006, which was later than required by the DOL Regulation 2510.3-102. The Company filed a Form 5330 with the IRS and paid the required excise tax on the transactions. In addition, participant accounts were credited on September 13, 2006 with the amount of the investment income that would have been earned had the participant contribution been remitted on a timely basis.

******

SUPPLEMENTAL SCHEDULES

BILL BARRETT CORPORATION RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost		(e) Current Value

*	Principal Life Insurance Company	Principal Partner Large-Cap Growth II Separate Account	*	*	$179,553
*	Principal Life Insurance Company	Principal Partner Small-Cap Value II Separate Account	*	*	400,810
*	Principal Life Insurance Company	Principal Partner Small-Cap Growth III Separate Account	*	*	161,920
*	Principal Life Insurance Company	Principal Money Market Separate Account	*	*	192,426
*	Principal Life Insurance Company	Principal International Emerging Market Separate Account	*	*	580,899
*	Principal Life Insurance Company	Principal International Small Company Separate Account	*	*	612,638
*	Principal Life Insurance Company	Principal U.S. Property Separate Account	*	*	661,685
*	Principal Life Insurance Company	Principal Bond and Mortgage Separate Account	*	*	454,314
*	Principal Life Insurance Company	Principal Large Cap Stock Index Separate Account	*	*	503,810
*	Principal Life Insurance Company	Principal Partner International Separate Account	*	*	225,497
*	Principal Life Insurance Company	Principal Small-Cap Stock Index Account	*	*	251,401
*	Principal Life Insurance Company	Principal Mid-Cap Stock Index Separate Account	*	*	447,482
*	Principal Life Insurance Company	Principal Partner Mid-Cap Growth Separate Account	*	*	177,984
*	Principal Life Insurance Company	Principal Partner Large-Cap Value Separate Account	*	*	302,032
*	Principal Life Insurance Company	Russell Life Growth Separate Account	*	*	552,240
*	Principal Life Insurance Company	Russell Life Balance Separate Account	*	*	806,739
*	Principal Life Insurance Company	Russell Life Conservative Separate Account	*	*	131,192
*	Principal Life Insurance Company	Russell Life Equity Separate Account	*	*	188,842
*	Principal Life Insurance Company	Russell Life Moderate Separate Account	*	*	377,446
*	Principal Life Insurance Company	Bill Barrett Corporation Common Stock	$462,079		409,941
*	Principal Life Insurance Company	GIC 3 Year Matures 12/31/2006 5.50%	*	*	4,755
*	Principal Life Insurance Company	GIC 3 Year Matures 12/31/2007 5.50%	*	*	24,188
*	Principal Life Insurance Company	GIC 3 Year Matures 12/31/2008 5.31%	*	*	24,483
*	Principal Life Insurance Company	GIC 5 Year Matures 12/31/2007 5.50%	*	*	4,457
*	Principal Life Insurance Company	GIC 5 Year Matures 12/31/2008 5.31%	*	*	8,960
*	Principal Life Insurance Company	GIC 5 Year Matures 12/31/2009 5.27%	*	*	12,183
*	Principal Life Insurance Company	GIC 5 Year Matures 12/31/2010 5.23%	*	*	10,833
*	Principal Life Insurance Company	Participant loans (maturing 2006–2010 at interest rates of 6%–9%)	*	*	122,397

					$7,831,108

*	Party-in-interest (Note 8).
**	Cost information is not required for participant-directed investments and, therefore, is not included.

BILL BARRETT CORPORATION RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—

DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2006 (1)

Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transactions	Amount
Bill Barrett Corporation	Employer/Plan Sponsor
		For various pay periods during 2002, there were 3 instances in which the DOL found participant contributions for employees to be remitted 16 to 46 days late.	$40,690

		For various pay periods during 2003, there were 30 instances in which the DOL found participant contributions for employees to be remitted 1 to 33 days late.	371,084

		For various pay periods during 2004, there were 9 instances in which the DOL found participant contributions for employees to be remitted 1 to 30 days late.	111,520

		For various pay periods during 2005, there were 5 instances in which the DOL found participant contributions for employees to be remitted 1 to 6 days late.	170,269

		For various pay periods during 2006, there were 4 instances in which the DOL found participant contributions for employees to be remitted 1 to 6 days late.	344,357

(1)	During a DOL audit completed during the year ended December 31, 2006, the participant contributions for the years ended December 31, 2002 through 2006, shown in this table, were determined delinquent by the DOL in accordance with DOL Regulation 2510.3-102. To resolve these matters, on April 3, 2007 the Company remitted a total of $1,437 to participant accounts for the amount of investment income and lost opportunity costs associated with these contributions had the participant contributions been remitted on a timely basis. As required by the DOL, delinquent participant contributions must be presented for all prior periods until the year in which they are resolved.

BILL BARRETT CORPORATION RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—

DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transactions	Amount
Bill Barrett Corporation	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. 2005 contributions were deposited on July 5, 2006 and September 13, 2006.	$294

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Bill Barrett Corporation Retirement Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BILL BARRETT CORPORATION
RETIREMENT SAVINGS PLAN

Dated: June 29, 2007	By:	/s/ Fredrick J. Barrett
Fredrick J. Barrett, Trustee of the Bill Barrett Corporation Retirement Savings Plan

INDEX TO EXHIBITS

Exhibit	Description
23.1	Consent of Deloitte & Touche LLP